UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009242

February 24, 2004

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/24/2004

Re: OGE Energy, Inc.
Incoming letter dated January 8, 2004

Dear Mr. Joseph:

This is in response to your letter dated January 8, 2004 concerning a shareholder proposal submitted to OGE by Domini Social Investments. We also have received a letter from the proponent dated January 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

1283245

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: (312) 782-3939 • FACSIMILE: (312) 782-8585

January 8, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client OGE Energy, Inc., an Oklahoma corporation ("the Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended ("the Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Domini Social Investments, LLC (the "Proponent") from its 2004 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 30, 2004. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Discussion of Reasons for Omission

I. Rule 14(a)-8(i)(7) – THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS

Rule 14(a)-8(i)(7) allows exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." The Rule 14(a)-8(i)(7) exclusion is based on the corporate law notion that the day-to-day operations of a corporation are committed to the judgment and discretion of management of the corporation, and are not appropriate matters to be determined by shareholders. The Commission adopted the ordinary business exclusion for the purpose of "provid[ing] management with flexibility in directing certain core matters involving the company's business and operations" and "confin[ing] the resolution of ordinary business problems to management ... since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (May 21, 1998). The policy rests on two central considerations: (a) the subject matter of the proposal and (b) the degree to which the proposal seeks to micro-manage the company. Id. With respect to the first consideration, the subject matter of the proposal, the Staff noted that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. Examples cited by the Staff included management of the workforce, including the hiring, promotion and termination of employees. Id. The second consideration examines whether the proposal seeks to "micro-manage" by "probing too deeply into matters of a complex nature." Id. (citing Release No. 34-12999 (Dec. 3, 1976)).

In the Cracker Barrel no-action letter the Staff took the position that all employment related shareholder proposals would be excludable under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), regardless of whether the proposal raised social policy issues. See *Cracker Barrel Old Country Stores, Inc.* (Oct. 13, 1992). In 1998, the Staff announced that it was reversing the position taken in the Cracker Barrel no-action letter and returning to the case-by-case analytical approach that prevailed prior to such letter. See Release No. 34-40018 (May 21, 1998).

The Staff, on numerous occasions, has permitted the exclusion of proposals, relating to a company's employment policies as they relate to sexual orientation. *See Exxon Corp.* (Jan. 26, 1998); *Exxon Corp.* (Jan. 15, 1997). The Company recognizes that the foregoing letters were issued prior to the reversal of Cracker Barrel in 1998. However, even under the case-by-case analytical approach, the Proposal addresses the Company's ordinary business operations, *i.e.* the hiring, promotion and termination of employees.

The Company also is aware of the Staff's denial of relief to Coca-Cola Company and AT&T Corp. with respect to proposals which requested amendments to an equal opportunity statement to delete references to sexual preferences and orientation. *See, Coca-Cola* (Jan. 7, 2003); *AT&T Corp.* (Feb. 28, 2001); *AT&T Corp.* (Jan. 31, 2001). However, in both no-action letters, the Staff indicated that the Company had failed to meet their burden of establishing that the proposal related to their ordinary business operations. For the reasons set forth below, the Company believes that it has met its burden of establishing that the Proposal relates to its ordinary business operations.

As set forth above, the Proposal addresses the Company's equal employment policies. The Company has significant operations and is engaged in a competition for talent with respect to its workforce. The Company is determined to address issues of equal employment and diversity because it makes business sense to do so. In short, the Company believes that its employee base should reflect its consumer base. However, the manner in which the Company seeks to do this is best left to the management of the Company. Management is in a better position than the shareholders to assess how the Company's policies affect its ability to attract and retain employees in the various local markets in which it operates. The Company recognizes that the Commission has stated that proposals relating to significant discrimination issues may be excluded (Release No. 34-400018), but, as discussed in more detail below, the Company does not believe it discriminates and therefore there is no significant issue as to discrimination.

For the reasons stated above, the Company believes that it has met its burden of establishing that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

II. Rule 14a-8(i)(10) - THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

If the Staff disagrees that the Company may omit the Proposal under Rule 14a-8(i)(7), the Company believes that the proposal may be omitted under Rule 14a-8(i)(10). Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corp.* (available December 5, 2003); *Cicso Systems, Inc.* (available August 11, 2003); *The Talbots, Inc.* (available April 5, 2002); *The Gap, Inc.* (available March 16, 2001).

We believe it is perfectly clear that, as requested by the Proposal, the Company has already substantially implemented policies that have the effect of prohibiting discrimination on the basis of sexual orientation.

The Company's Code of Ethics, which is available on the Company's website and is also attached hereto as Exhibit B, has an introductory statement that states, "OGE's goal is to not only comply with the law, but to avoid even the appearance of impropriety. At a minimum, this requires that all directors, officers and members of OGE...must always perform in accordance with high ethical standards."

With respect to discrimination, the Proponent is correct that the Code of Ethics lists "gender, race, color, religion, national origin, age, disability, or other conditions protected by law," but does not include sexual orientation. The language included in this equal employment opportunity statement, to the effect that the Company provide equal employment opportunity regardless of certain specified categories or other legally protected status, is not a limitation of the scope of the employment policy. Rather, that language is included to respond to various U.S. federal legal requirements, including affirmative action requirements. The language does not mean, as the Company clearly documents elsewhere in its employment policy materials, that discrimination is permitted on any other basis except merit and job-related qualifications. As explained in the introduction of the Code, "[we] must always perform in accordance with high ethical standards."

The equal employment opportunity statements must be read in conjunction with the policies on harassment. Together, these constitute the foundational documents (although by no means the entirety) of the Company's employment nondiscrimination policy. According to the Code, "Harassment is a form of discrimination that has the purpose or effect of unreasonably interfering with an individual's work performance, creating a hostile, or offensive work environment, or otherwise adversely affecting an individual's employment opportunities. OGE does not tolerate racial, sexual or any other form of harassment of members in the workplace...OGE does not tolerate harassment or discrimination and will take prompt corrective action if violations occur.

The Company also has in place rigorous investigative procedures to enforce compliance with these policies. Selected human resources and law department personnel are trained to investigate complaints. Standards are in place to ensure the rights of all employees are protected. Harassment and discrimination complaint investigation guidelines have been developed to facilitate greater awareness of proper procedures for resolving complaints. Documentation is required to ensure that appropriate follow-up actions are taken. A toll-free number is also maintained to permit confidential disclosure of potential problems.

We believe the comprehensive non-discrimination policy and compliance program described above substantially implements the Proposal. The references in the non-discrimination policy to particular categories of legally protected individuals is not a limitation. Reading the equal employment opportunity statement along with the harassment policies, all of which together represent a single policy on the issue of non-discrimination, makes it perfectly clear that the Company's policy prohibits discrimination on any non-merit based ground.

In short, the Company believes it has substantially implemented the Proposal and, respectfully requests the Staff to concur with its conclusion that the Proposal may be omitted under Rule 14a-8(i)(10).

III. Rule 14a-8(i)(3) - THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING Rule 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. Rule 14a-8(i)(3) provides that a company may exclude a shareholder's proposal if "the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." It is clear that the Proposal contains materially false or misleading statements throughout much of the supporting statement and "Whereas" clauses, which are clearly intended to be supporting statements.

In the first sentence of the "Supporting Statement," the Proponent states that "Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity." This statement implies that the Company is engaged in discrimination on the basis of sexual orientation, which is materially false and misleading, and further, that this materially false accusation has diminished employee morale and productivity. Proponent provides no support for these claims. Indeed, quite the contrary is true. The Company treats it employees very well and has a high level of employee satisfaction. The last sentence of the "Supporting Statement" likewise is materially false and misleading. It states that "OGE will enhance its competitive edge..." This falsely implies that the Company is engaged in employment discrimination and does not guarantee equal opportunity. It also falsely implies the Company is at a competitive disadvantage in recruiting and retaining employees. The Company believes its track record in these areas is excellent.

The fifth, seventh and eighth "Whereas" clauses are likewise materially false or misleading. The fifth "Whereas" clause is similar to the last sentence of the Supporting Statement in that it implies that the Company is engaged in discrimination and is at a competitive disadvantage. The Company strongly disagrees and asserts that its record is exemplary. The seventh and eighth "Whereas" clauses together imply that the Company is violating state and local law, which is false and misleading. Additionally, these clauses are misleading because they are irrelevant to the Company. Whether or not Atlanta, San Francisco, Seattle and Los Angeles restrict business with certain companies is irrelevant to OGE Energy. OGE Energy does not do business with these cities and does not intend to business with these cities.

For the above reasons, the Company intends to omit the Proposal from its 2004 proxy material. However, in the unlikely event that the Staff does not concur that the Proposal is excludable under Rule 14a-8(i)(3), then the Proposal at the very least must be substantially rewritten to eliminate the materially false or misleading statements included therein.

Conclusion

For the foregoing reasons, the Company believes that the Proposal and its supporting statement may be omitted from the proxy statement and form of proxy because the Company has already substantially implemented the proposal. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have an questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

Exhibit A

SEXUAL ORIENTATION NONDISCRIMINATION POLICY

WHEREAS: OGE does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

A number of our company's peers, including Aquila and Entergy, explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Two-thirds of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign;

A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64% of large employers prohibited discrimination on the basis of sexual orientation;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Fourteen states, the District of Columbia and more than 150 cities and counties, have laws prohibiting employment discrimination based on sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians;

RESOLVED: The Shareholders request that OGE amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and take steps to substantially implement that policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. OGE will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT B

Code of Ethics

TABLE OF CONTENTS

INTRODUCTION

It has been and shall continue to be the policy of OGE Energy Corp. and its subsidiaries and affiliates ("OGE") that all of its directors, officers and members observe and comply with applicable laws and governmental regulations. The laws and regulations that govern the conduct of business and affect particular transactions are many and complex. Therefore, it is impossible to set forth in a policy statement all of the circumstances and actions that may conflict with applicable laws and regulations. Nevertheless, OGE's goal is to not only comply with the law, but to avoid even the appearance of impropriety. At a minimum, this requires that all directors, officers and members of OGE must comply with all applicable laws, statutes and regulations in the performance of their corporate responsibilities, must not give or receive anything that would impair the judgment of the recipient and must always perform in accordance with high ethical standards.

Code of Ethics

The Code of Ethics highlights what OGE believes and expects regarding employee responsibility and conduct. The Code of Ethics is based upon laws and regulations as well as ethical standards that help guide our behavior and represent a framework for decision-making. Every member is expected to comply with all applicable laws, regulations, policies and procedures as well as their own personal commitment to ethical behavior. We must strive to maintain OGE's reputation for integrity and support OGE's commitment to act in accordance with the highest standards of ethical conduct.

The Code of Ethics cannot possibly identify all the situations where you may encounter an ethical challenge or every law or regulation with which OGE must comply. Answering the following questions may provide the guidance you need for a particular situation:

- Does my action comply with the intent and purpose of OGE policies, procedures and practices?
- Can I defend my action in front of supervisors, fellow members and the public?
- Will this action compromise me if it becomes known to my supervisor, fellow members, friends and subordinates?
- Is this action honest in every respect?
- Could this action appear inappropriate to others?
- Can I feel comfortable about doing this or does it violate my personal code of conduct?
- Should I ask about this before acting?

It would be simple if every business decision was straight forward with no exceptions or compromises. Many are; but others are not. Some decisions are not black and white and can present us with real dilemmas. You can best protect yourself and OGE if you ask for guidance before acting.

In any case where a member is not absolutely certain of an answer or interpretation, the issue should be reviewed with the next level of supervision. Another alternative is to review the issue with the OGE Ethics Officer.

Each of us is responsible for our own conduct. No one, regardless of position, can direct you to engage in or tolerate illegal acts. The Code of Ethics should be used as a resource and, if you have a concern or question about whether you or others are doing the right thing, you should bring the issue immediately to the attention of your supervisor. Remember that the time to ask a question about ethical or legal behavior is before you act.

It is the responsibility of every supervisor to ensure that their members understand and comply with the Code of Ethics. Supervisors have a responsibility to provide leadership and a work environment necessary to encourage ethical behavior. An important part of a supervisor's leadership responsibility is to set an example by exhibiting integrity in all dealings with fellow members, customers, suppliers and the community at large.

Consistent with New York Stock Exchange listing requirements, only OGE's board of directors or a committee of OGE's board of directors may waive a provision of this Code of Ethics for executive officers or directors, and any waiver will be promptly disclosed to the public. Waivers of this Code of Ethics for any other person may be made only by an appropriate officer, and then only under special circumstances.

This Code of Ethics will be included on OGE's website.

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Ethics Office

OGE's Ethics Program serves as a comprehensive plan to prevent and detect violations of laws and regulations.

OGE's Internal Audit Officer is the Ethics Officer and has day-to-day responsibility for developing, implementing, administrating and maintaining an effective compliance program. The Ethics Officer is also responsible for developing and maintaining compliance functions, such as written communications and training, as well as providing guidance to members.

Members are encouraged to contact your supervisor for guidance or clarification as to how the Code of Ethics may apply to specific situations, to report inappropriate conduct or to report actual or suspected violations of laws or regulations or the Code of Ethics.

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Reporting Violations

If you suspect or have knowledge of a violation of a law or regulation, or of the Code of Ethics, you have an obligation to report it to your supervisor. You also are expected to seek guidance or clarification from your supervisor about how the Code of Ethics may apply to specific situations before you act. Every effort will be made to maintain confidentiality and protect your identity, or you may elect to report anonymously.

Each report of a suspected or actual violation will receive a prompt review, and a determination will be made as to whether the facts warrant further investigation. No adverse action will be taken against any employee as a result of a good faith report of a violation. Every employee is expected to cooperate fully in any investigation of misconduct or work-related matters. Failure to do so will constitute a violation of OGE standards. Members may not discuss or disclose to anyone information concerning an investigation without authorization.

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Discipline

Members who violate laws or regulations, or OGE's Code of Ethics, will be subject to disciplinary action, up to and including discharge. In addition, certain violations may be referred to legal authorities for investigation and civil or criminal prosecution. Appropriate and consistent disciplinary measures for members who violate laws and regulations or the Code of Ethics reinforce our commitment to ethical behavior in all our business activities.

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Non-Retaliation

Members should be encouraged to report violations of law and any conduct that violates the policies set forth in this Code of Ethics. Members are expected to assist in any investigation related to violation of these policies. OGE will not condone acts of intimidation, threats, coercion or discrimination against any individual for the purpose of interfering with or retaliating against the individual for filing a complaint, furnishing information or assisting or participating in any manner in an investigation or any other activity related to the administration of the policies contained in this Code of Ethics.

If you feel you are being retaliated against in violation of this policy or if you determine you cannot address your concerns under this Code of Ethics to your supervisor, you may contact one of the following:

- Organizational Development/Training (405) 553-3480
- Law Department (405) 553-3201
- Corporate Ethics Officer (405) 553-3014
- Human Resources, Placement and EEO (405) 553-3482

LAWS AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which OGE's ethical standards are built. OGE is committed to complying with all applicable laws and regulations. Many laws and regulations are complex and difficult to interpret; however, ignorance of the law does not excuse OGE or each of us from our obligation to comply. Similarly, OGE expects all agents, for example, contractors doing business for OGE, to comply with all applicable laws and regulations. All officers and supervisors are responsible for understanding the laws and regulations which affect their areas of operation and for ensuring that all of their members receive adequate information and instruction to enable them to understand and comply with applicable legal and regulatory requirements which may vary by job function. It is also important to recognize that no matter what the job, there are legal standards that apply to it. Certain legal and regulatory requirements of particular importance to OGE are generally described below. However, for detailed information regarding compliance with legal and regulatory requirements, members should consult their supervisors, refer to the appropriate policy and/or department procedures and/or consult with the Law Department.

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Protecting the Environment

OGE is environmentally responsible. OGE accepts responsibility to operate its facilities and provide services in a cost-effective manner that meets or exceeds standards contained in environmental laws and regulations and minimizes their impacts on the environment.

OGE has established practices to minimize waste and pollution, to conserve natural resources, to promote energy conservation and to conduct and support research and development projects that foster environmental protection. OGE works with regulatory agencies and others to develop and support equitable laws and regulations to protect the environment.

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Health and Safety

OGE is committed to providing a work environment that is free from recognized health and safety hazards and to educate members, agents, such as contractors, and the public about health and safety hazards associated with our facilities and operations. Furthermore, OGE management is committed to the recognition, assessment and control of health and safety hazards related to OGE facilities and operations.

OGE strictly prohibits acts of physical intimidation, assaults or threats of violence by members. Members may not enter any building or facility owned by OGE while in possession of a weapon.

Members may not bring certain items into any OGE facility, such as illegal drugs. Accordingly, members are prohibited from using, selling, purchasing, transferring, or possessing any illegal drug or controlled substance (except medically prescribed drugs) while engaging in OGE business or while on OGE property. Members should report to work in a condition to perform their duties, free from the influence of alcohol or illegal drugs. OGE will comply with the Department of Transportation and any other applicable laws for drug and alcohol testing. If you are taking a prescribed medication that might affect your safety or efficiency, you should inform your supervisor before you begin work.

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Harassment and Discrimination

OGE is an Equal Opportunity Employer and the diversity of its workforce is a tremendous asset. OGE's policy is to recruit, hire, train and promote into all job levels the most qualified applicants and to compensate individuals without regard to an individual's gender, race, color, religion, national origin, age, disability, or other conditions protected by law.

Harassment is a form of discrimination that has the purpose or effect of unreasonably interfering with an individual's work performance, creating a hostile, or offensive work environment, or otherwise adversely affecting an individual's employment opportunities. OGE does not tolerate racial, sexual or any other form of harassment of members in the workplace.

Harassment may include, but is not limited to, the use of epithets or slurs, stereotyping, intimidating or offensive conduct and language (conversations), displaying or distributing offensive materials, and making offensive jokes and comments based on an individual's gender, race, color, religion, national origin, age, disability, or other conditions protected by law.

OGE does not tolerate harassment or discrimination and will take prompt corrective action if violations occur. Complaints will be kept confidential to the extent possible and retaliation is strictly prohibited. Members must report harassment or discrimination to either their supervisor, their Business Unit's Human Resources representative, or the Manager, Placement and EEO, at 405-553-3482.

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Sexual Harassment

OGE strives to provide every member a respectful work environment free from sexual harassment. Sexual harassment includes, but is not limited to, unwelcome sexual advances, requests for sexual favors, or other things of a sexually offensive nature such as posters, calendars, or other sexually suggestive written, recorded, or electronic messages, offensive comments, jokes, innuendoes, other sexually oriented statements, or all other similar verbal or physical conduct where:

- the conduct either implicitly or explicitly is a term or condition of employment, or
- is used as the basis for decisions affecting an individual's employment, or
- unreasonably interferes with an individual's work performance or creates an intimidating, hostile or offensive work environment.

OGE does not tolerate sexual harassment and will take prompt corrective action if violations occur. Complaints of sexual harassment will be kept as confidential as possible and retaliation is strictly prohibited. Members must report complaints of sexual harassment to either their supervisor, their Human Resources representative or the Manager, Placement and EEO. 405-553-3482.

Affiliate Standards and Transactions

Certain transactions between the regulated utility and its affiliates are subject to standards issued by federal agencies and/or the individual state commissions with jurisdiction over the regulated utility. The Federal Energy Regulatory Commission (FERC) has full jurisdiction over the interstate pipeline and has established standards applicable to affiliate transactions. In addition, federal and/or state laws or regulations may impose standards relating to the provision of gas transportation services by pipeline companies to their respective affiliates.

Members will comply with all statutes, regulatory rules and orders, and accounting standards applicable to transactions between affiliates ("affiliate standards"). Affiliate transactions involve the provision, sale, assignment, transfer or lease of goods, services or other assets between a regulated entity and its affiliates. The affiliate standards were issued to ensure that transactions between a regulated entity and its affiliates are appropriate. The intent of the affiliate standards is to protect against a regulated entity improperly discriminating in favor of its marketing affiliate(s). You should consult your supervisor, OGE's Ethics Officer, or company legal counsel for guidance on how the affiliate standards may apply to a particular situation.

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Confidential Information

It may be necessary for members to receive, or have access to, confidential information. Confidential information may not be disclosed to anyone except authorized members or agents, (e.g., contractors and/or consultants who have a legitimate "need to know" about the information in order to fulfill a valid business purpose of OGE) or as required by regulatory agencies or tribunals. Also, you can only use confidential information for OGE's benefit and not for your own advantage or the advantage of others.

Confidential information refers to any and all information and materials of a confidential or proprietary nature, including trade secrets, business plans and proposals, sales forecasts, sales and marketing strategies, client and customer lists and account or contract information, customer contract information, pricing and pricing strategies, construction plans, employee personnel records, vendor supplier data, new business leads and specific areas of research and business development.

These obligations and responsibilities continue in effect while you are an employee and after your employment ends for any reason. In addition, if you receive confidential information or trade secrets from a previous employer, you have an obligation to avoid disclosing it to OGE or other members. By using it or revealing such information, you place OGE and yourself at legal risk. This does not prohibit you from using general skills and knowledge acquired with previous employers in your job at OGE.

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Intellectual Property

Inventions and creative works that you develop in the course of your job, and in certain cases after you leave OGE, are the property of OGE. You are responsible for helping to ensure that OGE receives the maximum benefit from these innovations and developments. These responsibilities include advising OGE of any inventions or creative works you develop and assisting OGE in obtaining legal protection for them. For further guidance, you should discuss your situation with the Law Department.

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Competitive Intelligence

It is a legitimate business practice for OGE to be interested in information concerning competitors, including competitive prices. Where such information has been acquired in the proper manner, e.g., public sources such as advertisements or published articles, industry gatherings such as conferences and trade shows, and industry surveys by reputable consultants, it is proper to disseminate it within OGE for use in making business decisions.

However, members should not obtain proprietary competitive information through improper means. Examples include: 1) receiving information from a third party that was illegally or improperly acquired, 2) receiving confidential information of a company from present or former members who are not authorized to disclose it, 3) seeking the proprietary information of another company by misrepresentation, coercion or other improper means and 4) engaging in industrial espionage or theft of proprietary information.

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Copyright Protection

A copyright is a legal right that protects the copyright holder's creative work from unauthorized use, reproduction or copying. Examples of copyrighted material are software programs, professional publications, books, treatises and presentation materials. Members are prohibited from reproducing or copying copyrighted material without the copyright holder's prior authorization or permission. Possible violations include unauthorized photocopying and e-mail distribution, and copying and distributing copyright-protected files or programs from the Internet or other electronic database services without the owner's consent.

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Computer Software

OGE regularly licenses computer software from a variety of outside companies. OGE does not own this software or its related documentation and does not have the right to reproduce it unless authorized by the owner of the software.

Members are responsible for using licensed software strictly in accordance with the terms of the underlying license agreement. Members are prohibited from copying the software or documentation for personal or home use, or from using the software on more than one PC or local area network, unless expressly authorized by the terms of the underlying license agreement and by your supervisor.

You should review with your supervisor the rights available under the license agreement and how to obtain permission to make multiple copies of software for business use.

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Publications

OGE has purchased the right to make copies of certain published materials for internal business purposes through agreements with the Copyright Clearance Center (CCC). For the list of publications covered by these agreements, you should contact the Manager Information Management (405-553-3996), the Department responsible for maintaining this list. Copying from other publications is strictly prohibited, except with the prior permission of the publisher. For further guidance in obtaining copy permission or for advice on the fair use of copyrighted materials, refer to the Law Department.

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RELATIONSHIP WITH FEDERAL & STATE REGULATORY AUTHORITIES

FERC and other state and federal agencies have established rules and regulations which govern the way we do business in areas where OGE subsidiaries also do business. OGE complies with all such rules and regulations.

It is the policy of OGE to be honest and complete in reporting and responding to the various regulatory agencies that govern our business. Whenever a government agency submits a request for information, that request must first be sent to the Law Department.

It is in the best interest of OGE and its members that they exercise good judgment and exhibit the highest ethical behavior in any contact with commissioners or members of governmental authorities so that these individuals are not placed in a conflict of interest situation.

A number of federal, state and local laws govern the relationships of businesses with elected or appointed government officials. Giving gifts to officials, making political contributions and lobbying are all regulated.

Members are strictly prohibited from offering, promising or giving money, gifts, loans, rewards, favors or anything of value to any governmental official, employee, agent or other intermediary (either in or outside the United States), except where such action is authorized by state and federal guidelines.

When members are involved in a contested case before the federal or state commissions where OGE subsidiaries do business, they should not engage in any ex parte (private, off the record) conversation or communication concerning any substantive issue in the case, with any commissioner, or administrative law judge. If in doubt, discuss the matter with your supervisor or seek the advice of the Law Department.

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Relationship with Government Authorities

Agreements between OGE and a government agency may involve special contracting and accounting requirements. Detailed laws and procedures regulate every stage of government contract work from contract proposal and negotiations to the performance of the contract and charging for the work OGE has completed.

Gifts and invitations offered with an expectation to receive favorable treatment in the award or performance of a contract is a serious violation of government laws and regulations and can result in heavy fines and imprisonment. Members are not to accept from or to provide or offer gifts or invitations to government customers or officials when the actions may result in a conflict of interest (or in an appearance of a conflict of interest), such as an attempt to influence a contract award, or a violation of the government member's own rules.

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Political Contributions and Activities

Except as authorized by state and federal guidelines, it is the policy of OGE to prohibit the use of OGE funds or assets, directly or indirectly to support political parties or political candidates.

Members are free to engage in political activities of their own choosing including making personal contributions in support of candidates or political organizations of their choice.

Members must keep their personal political activity separate from their employment since there are legal restrictions on corporate involvement in the election process. Accordingly, personal political activity, e.g., campaign work, speech making, fund raising, etc. must not be attributable to OGE. For example, the use of OGE stationery for personal political activity is prohibited.

OGE Energy Corp. has established a voluntary, non-partisan, non-profit political action committee (PAC) within the guidelines of federal and state tax and election regulations. The purpose of this committee is to provide our members with an opportunity to collectively support state and federal candidates who share OGE's perspective on critical issues affecting our industry. OGE will neither favor nor disadvantage an employee based upon whether the employee makes a contribution or the amount of such contribution.

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Bribes and Kickbacks

The Foreign Corrupt Practices Act of 1977 prohibits members and agents from making payments or offers of payments of anything of value to foreign officials, political parties or candidates for foreign political office in order to secure, retain or direct business, or to influence a person working in an official capacity. Payments made indirectly through an intermediary under circumstances indicating that such payments would be passed along for prohibited purposes are also illegal. This law also contains significant internal accounting control and record keeping requirements that apply to our domestic operations. The law's intent, in requiring these records, is to ensure that a corporation maintains reasonable control over its assets and all transactions involving those assets.

It is unacceptable for any representative of OGE to make or receive bribes, kickbacks, or any other improper payment. These would generally be defined as payments or gifts made by a representative of OGE in order to obtain preferential consideration for OGE or any payment or gifts received by an OGE representative as a personal inducement to enter into a transaction on behalf of OGE.

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Antitrust

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. The general purpose of the antitrust laws is to prohibit business conduct that weakens or destroys competition in the free marketplace. Generally stated, the antitrust laws prohibit agreements that unreasonably restrain trade or commerce. The phrase "unreasonably restrain trade or commerce" requires a careful analysis of the effect on competition of any given practice. Particular care must be taken so that these complex laws are not inadvertently violated. A brief description of some of the practices which are prohibited under the antitrust laws follows:

Refusals to Deal

Refusals to Deal involve an agreement (oral or written) between competitors not to buy from a supplier or vendor, or an agreement not to sell products or services to a particular customer. Special care must be exercised when you are engaged in industry trade organization activities. Members involved in a trade organization meeting could be in conflict with the antitrust laws if they engage in discussions that result in either formal or implicit consensus among a group of companies not to purchase some product or service from a particular vendor or to purchase a product or service only under certain terms and conditions. The key here is that decisions of this kind must be made by companies independently and not by group consensus.

Price Fixing

Without appropriate regulatory approval, any agreement, understanding or arrangement between competitors to raise, lower, fix or stabilize prices is illegal.

- Allocation of Customers or Territories

Under the antitrust laws, it is illegal to make agreements with competitors for the purpose of dividing up service territories in which sales are made or allocating customers, unless appropriate regulatory approval is obtained.

Tying Agreements

Certain arrangements by which a customer is required to purchase unwanted products or services in order to obtain a desired product or service are illegal under antitrust laws.

Members are cautioned to avoid any of these practices which could violate the antitrust laws. If you suspect that such a practice may be developing, you must discuss the matter with your supervisor who should refer the matter to the Law Department.

Insider Trading

The Securities Exchange Act of 1934 prohibits insider trading. Insider trading generally refers to the buying or selling of a security (of OGE or any other company) by a person who is in possession of material, non-public information relating to the security. In addition, insider trading applies to any company about which confidential information is acquired, e.g., members who receive confidential information from clients must also refrain from trading or tipping based on such information. Insider trading violations also include providing such information to others ("tipping") and securities trading by the person "tipped."

Material information is any positive or negative information that a reasonable investor would likely consider important in arriving at a decision to buy or sell securities. In short, any information that is likely to affect the market price of securities. Some examples of information that will frequently be regarded as material are: projection of future earnings or losses; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split; changes in management; impending financial liquidity problems; the gain or loss of a substantial customer; and news of regulatory or court actions.

Three basic rules to follow are: (1) do not buy or sell securities while in possession of material, non-public information; (2) do not pass such information on to others who may buy or sell securities and (3) if such information has been publicly disclosed, allow sufficient time for the information to be disseminated and absorbed by the marketplace before acting on it or passing that information on to others. If you have any questions or need additional information, contact the OGE Ethics Officer, or the Law Department.

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BUSINESS PRACTICES

Corporate Opportunities

Members and directors are prohibited from taking for themselves personally, opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain and no employee may compete with OGE directly or indirectly. Members and directors owe a duty to OGE to advance its legitimate interests when the opportunity to do so arises.

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Conflicts of Interest

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of OGE. A conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her OGE work objectively and effectively. Conflicts of interest may arise when an employee or director or members of his or her immediate family receives improper personal benefits as a result of his or her position in OGE. Loans to or guarantees of obligations of employees and members of their immediate family may create conflicts of interest. Your "immediate family" includes all of your relatives (not more remote than first cousin) and those of your spouse.

Members have the duty to avoid financial, business or other relationships that might cause a conflict of interest with the performance of their duties. You should conduct yourself in a manner that avoids even the appearance of conflict between personal interests and those of OGE. Potential conflicts can involve customers, suppliers, present or prospective employees, shareholders or members of the communities in which we live and work. Even if you are the most conscientious person, a conflicting interest may influence you and the mere existence of that interest may cause the propriety of your acts to be questioned.

The following standards provide guidance for avoiding actual or potential conflicts of interest:

Members shall not authorize business with any firm in which they, or a member of their immediate families, have a direct or indirect interest. Members must notify their supervisors if this situation arises.

Members shall maintain impartial relationships with actual and potential vendors and contractors. They shall avoid exerting, or appearing to exert, influence on behalf of those with whom OGE does business because of friendship or any other relationship.

When serving as a director or member of an outside organization or serving in public office members shall abstain from any discussion or voting affecting OGE and make it clear why they are abstaining.

Members shall not direct a customer to a particular vendor or contractor.

Members are required to inform their supervisors immediately before taking action if they have, or know of, a situation involving an actual or potential conflict of interest. If a conflict is found to exist, the matter will be discussed with the employee and the following options will be considered: (1) employee will be asked to end the activity that caused the conflict, (2) realignment of job responsibilities or assignment, or (3) if (1) & (2) are not possible, employment will be terminated.

Gifts and Invitations

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. As a general rule, you should avoid accepting a gift or invitation that could place you in a position of being obligated to a person or company with whom OGE does business.

Deciding whether to offer, accept or decline gifts and invitations requires sound judgment. If a gift might influence your professional judgment, you should not accept it. Gifts could include awards, pleasure trips, services, payments, refunds, rebates, special discounts, excessive entertainment or privileges, and loans that are not from lending institutions at prevailing interest rates.

You may offer or accept gifts, entertainment, meals or social invitations that are part of generally accepted business practices. Under certain circumstances, OGE may require the reporting of gifts over a specified value.

If there is any doubt about whether a particular gift or invitation can be offered or accepted, the matter should be discussed with your supervisor or OGE's Ethics Officer.

SALES PRACTICES

OGE will compete in the marketplace based on the merits of its products and services. Legal and ethical considerations dictate that marketing activities be conducted fairly and honestly. Marketing and selling activities should be predicated upon the superiority of the products and services that OGE has to offer. In making comparisons to competitors, care must be taken to avoid disparaging a competitor through inaccurate statements. In addition, our credibility with our customers depends on our ability to fulfill our commitments. We must not make promises unless we are reasonably confident that we will be able to keep them. All sales and promotional efforts must be free from intentional misrepresentation. If unforeseen circumstances make it impossible to meet a commitment, we will let our customer know as soon as possible.

Protecting OGE Assets

Members are responsible for the proper safeguarding and authorized use of any OGE asset in carrying out their job duties and assignments. OGE assets include physical assets such as buildings, vehicles, office equipment, telephones, tools, material, supplies, computers and similar assets, as well as intangible assets such as computer software and databases, proprietary information and intellectual property, such as patents, copyrights and trademarks and trade secrets. It also includes the assets of others for which OGE is responsible, such as equipment, proprietary information and reports, or computer programs that are leased or loaned to OGE.

Computer hardware, software and data stored electronically must be adequately safeguarded against damage, loss, alteration, theft or unauthorized access. Each of us is responsible for the protection and confidentiality of our computer passwords and other personal system and network access information. Members should not divulge their passwords to anyone.

Electronic and telephone communication systems are provided to members to enhance their ability to perform their jobs. These systems include but are not limited to e-mail, voice mail, personal pagers, telephones, facsimiles (FAX), world wide web (WWW), and desk top Internet access.

Communications made through use of OGE equipment and applications are not members' personal property and are not private. By making use of OGE computer and communication assets, members are consenting to have that use monitored by authorized OGE representatives at their discretion. In addition, all messages must be appropriate for a business environment and should comply with OGE's Code of Ethics and/or policies and procedures, as well as with applicable laws and regulations of federal and state authorities having jurisdiction over the transmissions.

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Outside Employment

Members should avoid engaging in any outside employment that has any of the following consequences: 1) produces adverse public and/or business relations, 2) impairs the employee's ability to perform his or her job duties satisfactorily, 3) places the employee in competition with OGE, 4) constitutes employment by a competitor or 5) jeopardizes arms-length relationships with suppliers or customers.

Accuracy of OGE Records

Accurate and complete records are critical in meeting OGE's financial, legal and management obligations, as well as fulfilling our obligations to customers, suppliers, shareowners, members, governmental agencies and others. It is extremely important that OGE's accounting, financial, and other systems provide accurate and timely reporting of transactions involving OGE assets. No false, misleading or artificial entries may be made on books and records - no funds or assets shall be maintained by OGE for any illegal or improper purpose.

OGE records include such routine documents as employee and payroll records, time sheets, expense records, test reports, bills, vouchers, measurement performance and production records. Members who prepare any information must be diligent in assuring its accuracy.

The integrity of OGE's financial reporting process is vital. Reliance on our financial information by shareholders, regulators, lending institutions and others requires a commitment from each employee to comply with OGE standards of financial reporting. Each employee records or reports information in the course of their work. For example, you complete expense reports, time sheets, medical claim forms, reports to regulatory agencies, reports of customer contacts and personnel reviews.

All business and financial transactions must be reported in accordance with generally accepted accounting principles and with OGE's internal control procedures. No member should rationalize or even consider misrepresenting facts or falsifying records. It will not be tolerated and will result in disciplinary action.

OGE's records management program involves keeping and protecting confidential and vital information to provide us with the ability to respond to internal and external inquiries in a timely manner. It is important to remember that effective records management means retaining only information that is required and disposing of records and copies that no longer meet any compliance or business requirements, including drafts of documents that have become finalized. Each of us needs to make sure that the records for which we have responsibility are kept in compliance with OGE's records management program.

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ADDITIONAL INFORMATION

This Code of Ethics is not intended to be an all inclusive list of acceptable business conduct or correct procedures to be followed but it is intended to provide general rules for OGE's members and agents. OGE considers any violation of the Code of Ethics to be a serious offense that may result in disciplinary action up to and including discharge from OGE. Any individual who has knowledge of any violations of this Code of Ethics must report such violation to their supervisor, any officer, or the OGE Ethics Officer.

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Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

January 30, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: OGE Energy, Inc.
Shareholder Proposal of Domini Social Investments Requesting
the Adoption of a Sexual Orientation Nondiscrimination Policy

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC in response to a letter written by attorneys representing OGE Energy, Inc. ("the Company") dated January 8, 2003, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the no-action request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials for three reasons: first, because it relates to the Company's ordinary business operations (Rule 14a-8(i)(7)); second, because it has been substantially implemented by the Company (Rule 14a-8(i)(10)); and third, because it contains statements that are materially false and misleading (Rule 14a-8(i)(3)).

We disagree with all three of the Company's arguments, and respectfully request that the Company's request for no-action relief be denied.

I. Ordinary Business

The Company's reliance on the ordinary business exemption should be rejected because the Proposal addresses substantial public policy issues, and the Staff has consistently denied no-action requests under Rule 14a-8(i)(7) where shareholder proposals addressed such issues. As discussed below, the Company raises a number of arguments that are without merit in light of the Commission's reversal of its decision in *Cracker Barrel Old Country Stores, Inc.* (Oct. 13, 1992). With regard to employment-related matters specifically, the Commission clarified in *Release 34-40018* (May 21, 1998) (hereinafter, "the Release") that such matters may raise important policy concerns. Indeed, in the Release the Commission offered employment discrimination (the subject matter of the current Proposal) as an example of an issue appropriate for shareholder Proposals:

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757

> proposals relating to [employment] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Since the Release was issued, the Staff has considered, and rejected, two ordinary business challenges to shareholder proposals that addressed sexual orientation discrimination. In both *Coca-Cola* (February 25, 2003; January 7, 2003) and *AT&T* (January 31, 2001; February 28, 2001), Staff denied requests to exclude as ordinary business proposals that asked companies to remove mention of sexual orientation from their diversity or EEO policies.

The Company cites no contrary precedent. Rather, the Company relies on two decisions that it concedes were issued prior to the reversal of the *Cracker Barrel* decision in 1998, and then seeks to distinguish the *Coca-Cola* and *AT&T* decisions cited above, arguing that although the Staff had indicated that both Coca-Cola and AT&T had failed to meet their burden of establishing that the proposal related to their ordinary business operations, in this instance the Company has met this burden. The Company attempts to do so however, by arguing, inter alia, that the proposal concerns their equal employment policies; that the company is 'engaged in a competition for talent with respect to its workforce'; and that the Company is determined to address issues of equal employment and diversity. These arguments do not distinguish OGE Energy. They are true for AT&T, Coca-Cola and every other large corporation.

The SEC announced in the Release that it would be returning to its pre-*Cracker Barrel*, case-by-case analytical approach, but would generally permit proposals that raise significant social policy issues, such as those that address discrimination, to be included in company proxy statements. Presumably, in order to rely on the ordinary business exemption, a company would need to provide fairly specific information to justify why in their case, the proposal should be omitted. The Company fails to provide any information that is specific to OGE Energy. If our proposal is deemed to be ordinary business based on the Company's argument here, then presumably all proposals of this type are ordinary business. This may be consistent with the *Cracker Barrel* decision, but entirely inconsistent with the case-by-case approach the Staff has followed since its reversal.

The Company then quotes the Release as follows: "the Commission has stated that proposals relating to significant discrimination issues may be excluded (Release 34-400018)." As noted above, the Release clearly states that proposals that raise issues of discrimination "generally *would not be* considered to be excludable" (emphasis added). The Company argues that this proposal should fall outside of that general rule because "the Company does not believe it discriminates and therefore there is no significant issue as to discrimination." However, the question of whether or not the Company currently practices discrimination on the basis of sexual orientation (or, more precisely, what the Company believes it does in this area) is irrelevant to our Proposal, which asks the company to amend its written equal employment opportunity policy to explicitly prohibit such discrimination. Whether or not the Company has been involved in any allegations of sexual orientation discrimination, the proposal still raises a significant social policy issue, and should fall outside the ordinary business exemption. The Company cites no SEC Rule or precedent to support the claim that its beliefs regarding a proposal render that proposal ordinary business. This argument might prevail if sexual orientation non-discrimination proposals were considered per se ordinary business, and therefore within the discretion of management, but clearly that is not the case after the reversal of *Cracker Barrel.*

II. Substantial Implementation

The Company argues that it has "substantially implemented policies that have the effect of prohibiting discrimination on the basis of sexual orientation." The Company argues that its equal opportunity and anti-harassment policies, taken together, "represent a single policy on the issue of non-discrimination" that makes clear that the Company "prohibits discrimination on any non-merit based ground" and obviates the need for the explicit policy our Proposal requests.

The first policy the Company discusses in support of this claim is its Code of Ethics, which requires employees to "avoid even the appearance of impropriety and . . . perform in accordance with high ethical standards." The Company argues that this statement implies a prohibition of discrimination on the basis of sexual orientation or any other basis except merit, since any such discrimination would violate "high ethical standards." We believe, however, that the notion of "high ethical standards" is inherently vague and subject to individual interpretation. Indeed, as is well known, there are people who believe their personal ethics *require* them to discriminate against homosexuals. The Company's Code of Ethics specifically exhorts employees to follow "their own personal commitment to ethical behavior." (Exhibit B: Code of Ethics, "Code of Ethics" at 1). The Code of Ethics, then, cannot be said to reliably prevent discrimination on the basis of sexual orientation.

The Company next cites its anti-harassment policy, which forbids "racial, sexual, or any other form of harassment" in the workplace. The Company argues that by forbidding "any other" form of harassment, this policy effectively forbids harassment on the basis of sexual orientation. We would respectfully submit that the Company is very selectively quoting its policy. The "Harassment and Discrimination" section of its Code of Ethics consists of four paragraphs. The first paragraph discusses recruitment, hiring, training, promotion and compensation, all of which must be executed "without regard to an individual's gender, race, color, religion, national origin, age, disability *or other conditions protected by law.*"(Id., "Harassment and Discrimination" at 4, emphasis added). The second paragraph regarding harassment, from which the Company quotes, does not contain a legal limitation. This paragraph, however, must be read in conjunction with the third paragraph, which *defines* harassment, and quite clearly states that it applies to actions "based on an individual's gender, race, color, religion, national origin, age, disability, *or other conditions protected by law.*"(Id., emphasis added). Despite the Company's assertions to the contrary, their policy is indeed limited to legally protected categories of individuals. Unfortunately, in most jurisdictions, discrimination based on sexual orientation is perfectly legal. In addition, to clarify the Company's sense of what "ethical standards" means, the Code states that "[o]beying the law, both in letter and in spirit, is the foundation on which OGE's ethical standards are built. (Id., "Laws and Regulations" at 3).

The Company cites no authority for its argument that its policies, taken together, render the Proposal moot, and in fact, the Staff has rejected this argument in the past. See *Exxon Corporation* (March 9, 1999, March 23, 2000, March 28, 2002)(shareholders' proposal for a written policy barring sexual orientation discrimination was not substantially implemented when the words "sexual orientation" were not included in Exxon's equal employment opportunity policy); *General Electric* (February 2, 1999)(shareholders' proposal for a written equal employment opportunity policy barring sexual orientation discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix).

The precedents the Company cites defining substantial implementation are easily distinguishable. In *Telular Corp*, (December 5, 2002), the proposal requested the company to change its corporate bylaws to elect directors annually, but the company's bylaws already provided for the annual election of directors. The proposal in *Cisco* (August 11, 2003) requested the company to implement a performance-based executive compensation plan aligned with the interests of long term investors, while the company already had a performance-based incentive plan for executive employees. In *The Talbot's* (April 5, 2002), a proposal requesting a code of conduct based on the ILO standards was excluded because the company already had a vendor standards code that addressed many of the same issues as the ILO standards, and in *The Gap* (March 16, 2001) a request for a report on child labor was judged to be moot due to the section on child labor in the company's existing vendor standards code. In stark contrast to these precedents, OGE Energy makes no reference to "sexual orientation" in any of its written policies or procedures.

Finally, substantial implementation requires the adoption, dissemination, availability, monitoring, and enforcement of the policy proposed by shareholders (The Proposal explicitly calls upon the Company to amend its policy and to "take steps to substantially implement that policy."). To demonstrate substantial implementation there must be a showing that (1) the company has adopted a policy that meets the precise concerns of the shareholders, (2) the policy had been widely disseminated to the affected parties and was available to shareholders and others, (3) the company had a monitoring system to assure compliance with the policy, and (4) the company enforced the policy. See *Dillard Department Stores, Inc.* (March 13, 1997) (A shareholder proposal that requests a report on the company's policy with respect to assuring that foreign suppliers comply with a basic standard of conduct was not rendered moot although the company had adopted the policy requested, disseminated it to all suppliers, and was committed to performing periodic audits, where there was no evidence that the company had actually monitored or enforced the policy.) As noted above, OGE Energy has not even taken the first step towards implementation of our proposal – adopting a written equal employment policy barring sexual orientation discrimination.

III. False and Misleading

The Company argues that the following three statements (the first two of which come from the supporting statement, and the last from the fifth "Whereas" clause of the Proposal) are misleading because they imply that the Company is discriminating on the basis of sexual orientation and is consequently at a competitive disadvantage:

1) "Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity";
2) "OGE will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees"; and
3) "We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool."

We do not believe that any of these statements imply that OGE is discriminating on the basis of sexual orientation. Rather, they are statements that explain to shareholders reading the Proposal why we believe that an explicit nondiscrimination policy would be in the Company's interest.

The first of these statements, moreover, is nearly identical to a "Whereas" clause in a sexual orientation Proposal Domini co-filed at Emerson Electric in 2000. That clause, which read: "Employment discrimination and the denial of equal benefits on the basis of sexual orientation diminishes employee morale and productivity," was challenged as false and misleading by Emerson, which also claimed that it implied the company was engaging in discrimination. The Staff rejected Emerson's argument (*Emerson Electric Co.*, October 27, 2000).

OGE also argues that the seventh and eighth whereas clauses of the Proposal are false and misleading:

1) "Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees"; and

2) "Fourteen states, the District of Columbia and more than 150 cities and counties, have laws prohibiting employment discrimination based on sexual orientation."

The Company argues that these clauses falsely imply that OGE is violating state and local law. Again, we do not believe the statements imply this, and we note that the Staff rejected a similar argument in *Emerson*. In *Emerson*, the company argued unsuccessfully that a clause stating "our Company has operations in and makes sales to public institutions in states and cities which prohibit discrimination on the basis of sexual orientation" implied the company was breaking the law.

Finally, OGE argues that the seventh whereas clause is irrelevant because the Company does not do business with those cities. We do not claim in our Proposal that the Company does business in those locations; rather, these cities' policies are cited to help illustrate the growing public awareness of the need for sexual orientation nondiscrimination policies.

IV. Conclusion

For all of the reasons stated above, we respectfully request that OGE's no-action request be denied, and that the Company be directed to include our Proposal in its proxy materials.

Respectfully submitted,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

cc: Robert J. Joseph, Jones Day

EXHIBIT A

SEXUAL ORIENTATION NONDISCRIMINATION POLICY

WHEREAS: OGE does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

A number of our company's peers, including Aquila and Entergy, explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Two-thirds of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign;

A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64% of large employers prohibited discrimination on the basis of sexual orientation;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Fourteen states, the District of Columbia and more than 150 cities and counties, have laws prohibiting employment discrimination based on sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians;

RESOLVED: The Shareholders request that OGE amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and take steps to substantially implement that policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. OGE will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT B

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: (312) 782-3939 • FACSIMILE: (312) 782-8585

January 8, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client OGE Energy, Inc., an Oklahoma corporation ("the Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended ("the Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Domini Social Investments, LLC (the "Proponent") from its 2004 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 30, 2004. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Discussion of Reasons for Omission

I. Rule 14(a)-8(i)(7) – THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS

Rule 14(a)-8(i)(7) allows exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." The Rule 14(a)-8(i)(7) exclusion is based on the corporate law notion that the day-to-day operations of a corporation are committed to the judgment and discretion of management of the corporation, and are not appropriate matters to be determined by shareholders. The Commission adopted the ordinary business exclusion for the purpose of "provid[ing] management with flexibility in directing certain core matters involving the company's business and operations" and "confin[ing] the resolution of ordinary business problems to management ... since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (May 21, 1998). The policy rests on two central considerations: (a) the subject matter of the proposal and (b) the degree to which the proposal seeks to micro-manage the company. Id. With respect to the first consideration, the subject matter of the proposal, the Staff noted that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. Examples cited by the Staff included management of the workforce, including the hiring, promotion and termination of employees. Id. The second consideration examines whether the proposal seeks to "micro-manage" by "probing too deeply into matters of a complex nature." Id. (citing Release No. 34-12999 (Dec. 3, 1976)).

In the Cracker Barrel no-action letter the Staff took the position that all employment related shareholder proposals would be excludable under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), regardless of whether the proposal raised social policy issues. See *Cracker Barrel Old Country Stores, Inc.* (Oct. 13, 1992). In 1998, the Staff announced that it was reversing the position taken in the Cracker Barrel no-action letter and returning to the case-by-case analytical approach that prevailed prior to such letter. See Release No. 34-40018 (May 21, 1998).

The Staff, on numerous occasions, has permitted the exclusion of proposals, relating to a company's employment policies as they relate to sexual orientation. *See Exxon Corp.* (Jan. 26, 1998); *Exxon Corp.* (Jan. 15, 1997). The Company recognizes that the foregoing letters were issued prior to the reversal of Cracker Barrel in 1998. However, even under the case-by-case analytical approach, the Proposal addresses the Company's ordinary business operations, *i.e.* the hiring, promotion and termination of employees.

The Company also is aware of the Staff's denial of relief to Coca-Cola Company and AT&T Corp. with respect to proposals which requested amendments to an equal opportunity statement to delete references to sexual preferences and orientation. *See, Coca-Cola* (Jan. 7, 2003); *AT&T Corp.* (Feb. 28, 2001); *AT&T Corp.* (Jan. 31, 2001). However, in both no-action letters, the Staff indicated that the Company had failed to meet their burden of establishing that the proposal related to their ordinary business operations. For the reasons set forth below, the Company believes that it has met its burden of establishing that the Proposal relates to its ordinary business operations.

As set forth above, the Proposal addresses the Company's equal employment policies. The Company has significant operations and is engaged in a competition for talent with respect to its workforce. The Company is determined to address issues of equal employment and diversity because it makes business sense to do so. In short, the Company believes that its employee base should reflect its consumer base. However, the manner in which the Company seeks to do this is best left to the management of the Company. Management is in a better position than the shareholders to assess how the Company's policies affect its ability to attract and retain employees in the various local markets in which it operates. The Company recognizes that the Commission has stated that proposals relating to significant discrimination issues may be excluded (Release No. 34-400018), but, as discussed in more detail below, the Company does not believe it discriminates and therefore there is no significant issue as to discrimination.

For the reasons stated above, the Company believes that it has met its burden of establishing that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

II. Rule 14a-8(i)(10) - THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

If the Staff disagrees that the Company may omit the Proposal under Rule 14a-8(i)(7), the Company believes that the proposal may be omitted under Rule 14a-8(i)(10). Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corp.* (available December 5, 2003); *Cicso Systems, Inc.* (available August 11, 2003); *The Talbots, Inc.* (available April 5, 2002); *The Gap, Inc.* (available March 16, 2001).

We believe it is perfectly clear that, as requested by the Proposal, the Company has already substantially implemented policies that have the effect of prohibiting discrimination on the basis of sexual orientation.

The Company's Code of Ethics, which is available on the Company's website and is also attached hereto as Exhibit B, has an introductory statement that states, "OGE's goal is to not only comply with the law, but to avoid even the appearance of impropriety. At a minimum, this requires that all directors, officers and members of OGE...must always perform in accordance with high ethical standards."

With respect to discrimination, the Proponent is correct that the Code of Ethics lists "gender, race, color, religion, national origin, age, disability, or other conditions protected by law," but does not include sexual orientation. The language included in this equal employment opportunity statement, to the effect that the Company provide equal employment opportunity regardless of certain specified categories or other legally protected status, is not a limitation of the scope of the employment policy. Rather, that language is included to respond to various U.S. federal legal requirements, including affirmative action requirements. The language does not mean, as the Company clearly documents elsewhere in its employment policy materials, that discrimination is permitted on any other basis except merit and job-related qualifications. As explained in the introduction of the Code, "[we] must always perform in accordance with high ethical standards."

The equal employment opportunity statements must be read in conjunction with the policies on harassment. Together, these constitute the foundational documents (although by no means the entirety) of the Company's employment nondiscrimination policy. According to the Code, "Harassment is a form of discrimination that has the purpose or effect of unreasonably interfering with an individual's work performance, creating a hostile, or offensive work environment, or otherwise adversely affecting an individual's employment opportunities. OGE does not tolerate racial, sexual or any other form of harassment of members in the workplace...OGE does not tolerate harassment or discrimination and will take prompt corrective action if violations occur.

The Company also has in place rigorous investigative procedures to enforce compliance with these policies. Selected human resources and law department personnel are trained to investigate complaints. Standards are in place to ensure the rights of all employees are protected. Harassment and discrimination complaint investigation guidelines have been developed to facilitate greater awareness of proper procedures for resolving complaints. Documentation is required to ensure that appropriate follow-up actions are taken. A toll-free number is also maintained to permit confidential disclosure of potential problems.

We believe the comprehensive non-discrimination policy and compliance program described above substantially implements the Proposal. The references in the non-discrimination policy to particular categories of legally protected individuals is not a limitation. Reading the equal employment opportunity statement along with the harassment policies, all of which together represent a single policy on the issue of non-discrimination, makes it perfectly clear that the Company's policy prohibits discrimination on any non-merit based ground.

In short, the Company believes it has substantially implemented the Proposal and, respectfully requests the Staff to concur with its conclusion that the Proposal may be omitted under Rule 14a-8(i)(10).

III. Rule 14a-8(i)(3) - THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING Rule 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. Rule 14a-8(i)(3) provides that a company may exclude a shareholder's proposal if "the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." It is clear that the Proposal contains materially false or misleading statements throughout much of the supporting statement and "Whereas" clauses, which are clearly intended to be supporting statements.

In the first sentence of the "Supporting Statement," the Proponent states that "Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity." This statement implies that the Company is engaged in discrimination on the basis of sexual orientation, which is materially false and misleading, and further, that this materially false accusation has diminished employee morale and productivity. Proponent provides no support for these claims. Indeed, quite the contrary is true. The Company treats it employees very well and has a high level of employee satisfaction. The last sentence of the "Supporting Statement" likewise is materially false and misleading. It states that "OGE will enhance its competitive edge..." This falsely implies that the Company is engaged in employment discrimination and does not guarantee equal opportunity. It also falsely implies the Company is at a competitive disadvantage in recruiting and retaining employees. The Company believes its track record in these areas is excellent.

The fifth, seventh and eighth "Whereas" clauses are likewise materially false or misleading. The fifth "Whereas" clause is similar to the last sentence of the Supporting Statement in that it implies that the Company is engaged in discrimination and is at a competitive disadvantage. The Company strongly disagrees and asserts that its record is exemplary. The seventh and eighth "Whereas" clauses together imply that the Company is violating state and local law, which is false and misleading. Additionally, these clauses are misleading because they are irrelevant to the Company. Whether or not Atlanta, San Francisco, Seattle and Los Angeles restrict business with certain companies is irrelevant to OGE Energy. OGE Energy does not do business with these cities and does not intend to business with these cities.

For the above reasons, the Company intends to omit the Proposal from its 2004 proxy material. However, in the unlikely event that the Staff does not concur that the Proposal is excludable under Rule 14a-8(i)(3), then the Proposal at the very least must be substantially rewritten to eliminate the materially false or misleading statements included therein.

Conclusion

For the foregoing reasons, the Company believes that the Proposal and its supporting statement may be omitted from the proxy statement and form of proxy because the Company has already substantially implemented the proposal. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have an questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Exhibit A

SEXUAL ORIENTATION NONDISCRIMINATION POLICY

WHEREAS: OGE does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

A number of our company's peers, including Aquila and Entergy, explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Two-thirds of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign;

A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64% of large employers prohibited discrimination on the basis of sexual orientation;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Fourteen states, the District of Columbia and more than 150 cities and counties, have laws prohibiting employment discrimination based on sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians;

RESOLVED: The Shareholders request that OGE amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and take steps to substantially implement that policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. OGE will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT B

Code of Ethics

TABLE OF CONTENTS

INTRODUCTION

It has been and shall continue to be the policy of OGE Energy Corp. and its subsidiaries and affiliates ("OGE") that all of its directors, officers and members observe and comply with applicable laws and governmental regulations. The laws and regulations that govern the conduct of business and affect particular transactions are many and complex. Therefore, it is impossible to set forth in a policy statement all of the circumstances and actions that may conflict with applicable laws and regulations. Nevertheless, OGE's goal is to not only comply with the law, but to avoid even the appearance of impropriety. At a minimum, this requires that all directors, officers and members of OGE must comply with all applicable laws, statutes and regulations in the performance of their corporate responsibilities, must not give or receive anything that would impair the judgment of the recipient and must always perform in accordance with high ethical standards.

Code of Ethics

The Code of Ethics highlights what OGE believes and expects regarding employee responsibility and conduct. The Code of Ethics is based upon laws and regulations as well as ethical standards that help guide our behavior and represent a framework for decision-making. Every member is expected to comply with all applicable laws, regulations, policies and procedures as well as their own personal commitment to ethical behavior. We must strive to maintain OGE's reputation for integrity and support OGE's commitment to act in accordance with the highest standards of ethical conduct.

The Code of Ethics cannot possibly identify all the situations where you may encounter an ethical challenge or every law or regulation with which OGE must comply. Answering the following questions may provide the guidance you need for a particular situation:

Does my action comply with the intent and purpose of OGE policies, procedures and practices?

Can I defend my action in front of supervisors, fellow members and the public?

Will this action compromise me if it becomes known to my supervisor, fellow members, friends and subordinates?

Is this action honest in every respect?

Could this action appear inappropriate to others?

Can I feel comfortable about doing this or does it violate my personal code of conduct?

Should I ask about this before acting?

It would be simple if every business decision was straight forward with no exceptions or compromises. Many are; but others are not. Some decisions are not black and white and can present us with real dilemmas. You can best protect yourself and OGE if you ask for guidance before acting.

In any case where a member is not absolutely certain of an answer or interpretation, the issue should be reviewed with the next level of supervision. Another alternative is to review the issue with the OGE Ethics Officer.

Each of us is responsible for our own conduct. No one, regardless of position, can direct you to engage in or tolerate illegal acts. The Code of Ethics should be used as a resource and, if you have a concern or question about whether you or others are doing the right thing, you should bring the issue immediately to the attention of your supervisor. Remember that the time to ask a question about ethical or legal behavior is before you act.

It is the responsibility of every supervisor to ensure that their members understand and comply with the Code of Ethics. Supervisors have a responsibility to provide leadership and a work environment necessary to encourage ethical behavior. An important part of a supervisor's leadership responsibility is to set an example by exhibiting integrity in all dealings with fellow members, customers, suppliers and the community at large.

Consistent with New York Stock Exchange listing requirements, only OGE's board of directors or a committee of OGE's board of directors may waive a provision of this Code of Ethics for executive officers or directors, and any waiver will be promptly disclosed to the public. Waivers of this Code of Ethics for any other person may be made only by an appropriate officer, and then only under special circumstances.

This Code of Ethics will be included on OGE's website.

Ethics Office

OGE's Ethics Program serves as a comprehensive plan to prevent and detect violations of laws and regulations.

OGE's Internal Audit Officer is the Ethics Officer and has day-to-day responsibility for developing, implementing, administrating and maintaining an effective compliance program. The Ethics Officer is also responsible for developing and maintaining compliance functions, such as written communications and training, as well as providing guidance to members.

Members are encouraged to contact your supervisor for guidance or clarification as to how the Code of Ethics may apply to specific situations, to report inappropriate conduct or to report actual or suspected violations of laws or regulations or the Code of Ethics.

Reporting Violations

If you suspect or have knowledge of a violation of a law or regulation, or of the Code of Ethics, you have an obligation to report it to your supervisor. You also are expected to seek guidance or clarification from your supervisor about how the Code of Ethics may apply to specific situations before you act. Every effort will be made to maintain confidentiality and protect your identity, or you may elect to report anonymously.

Each report of a suspected or actual violation will receive a prompt review, and a determination will be made as to whether the facts warrant further investigation. No adverse action will be taken against any employee as a result of a good faith report of a violation. Every employee is expected to cooperate fully in any investigation of misconduct or work-related matters. Failure to do so will constitute a violation of OGE standards. Members may not discuss or disclose to anyone information concerning an investigation without authorization.

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Discipline

Members who violate laws or regulations, or OGE's Code of Ethics, will be subject to disciplinary action, up to and including discharge. In addition, certain violations may be referred to legal authorities for investigation and civil or criminal prosecution. Appropriate and consistent disciplinary measures for members who violate laws and regulations or the Code of Ethics reinforce our commitment to ethical behavior in all our business activities.

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Non-Retaliation

Members should be encouraged to report violations of law and any conduct that violates the policies set forth in this Code of Ethics. Members are expected to assist in any investigation related to violation of these policies. OGE will not condone acts of intimidation, threats, coercion or discrimination against any individual for the purpose of interfering with or retaliating against the individual for filing a complaint, furnishing information or assisting or participating in any manner in an investigation or any other activity related to the administration of the policies contained in this Code of Ethics.

If you feel you are being retaliated against in violation of this policy or if you determine you cannot address your concerns under this Code of Ethics to your supervisor, you may contact one of the following:

- Organizational Development/Training (405) 553-3480
- Law Department (405) 553-3201
- Corporate Ethics Officer (405) 553-3014
- Human Resources, Placement and EEO (405) 553-3482

LAWS AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which OGE's ethical standards are built. OGE is committed to complying with all applicable laws and regulations. Many laws and regulations are complex and difficult to interpret; however, ignorance of the law does not excuse OGE or each of us from our obligation to comply. Similarly, OGE expects all agents, for example, contractors doing business for OGE, to comply with all applicable laws and regulations. All officers and supervisors are responsible for understanding the laws and regulations which affect their areas of operation and for ensuring that all of their members receive adequate information and instruction to enable them to understand and comply with applicable legal and regulatory requirements which may vary by job function. It is also important to recognize that no matter what the job, there are legal standards that apply to it. Certain legal and regulatory requirements of particular importance to OGE are generally described below. However, for detailed information regarding compliance with legal and regulatory requirements, members should consult their supervisors, refer to the appropriate policy and/or department procedures and/or consult with the Law Department.

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Protecting the Environment

OGE is environmentally responsible. OGE accepts responsibility to operate its facilities and provide services in a cost-effective manner that meets or exceeds standards contained in environmental laws and regulations and minimizes their impacts on the environment.

OGE has established practices to minimize waste and pollution, to conserve natural resources, to promote energy conservation and to conduct and support research and development projects that foster environmental protection. OGE works with regulatory agencies and others to develop and support equitable laws and regulations to protect the environment.

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Health and Safety

OGE is committed to providing a work environment that is free from recognized health and safety hazards and to educate members, agents, such as contractors, and the public about health and safety hazards associated with our facilities and operations. Furthermore, OGE management is committed to the recognition, assessment and control of health and safety hazards related to OGE facilities and operations.

OGE strictly prohibits acts of physical intimidation, assaults or threats of violence by members. Members may not enter any building or facility owned by OGE while in possession of a weapon.

Members may not bring certain items into any OGE facility, such as illegal drugs. Accordingly, members are prohibited from using, selling, purchasing, transferring, or possessing any illegal drug or controlled substance (except medically prescribed drugs) while engaging in OGE business or while on OGE property. Members should report to work in a condition to perform their duties, free from the influence of alcohol or illegal drugs. OGE will comply with the Department of Transportation and any other applicable laws for drug and alcohol testing. If you are taking a prescribed medication that might affect your safety or efficiency, you should inform your supervisor before you begin work.

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Harassment and Discrimination

OGE is an Equal Opportunity Employer and the diversity of its workforce is a tremendous asset. OGE's policy is to recruit, hire, train and promote into all job levels the most qualified applicants and to compensate individuals without regard to an individual's gender, race, color, religion, national origin, age, disability, or other conditions protected by law.

Harassment is a form of discrimination that has the purpose or effect of unreasonably interfering with an individual's work performance, creating a hostile, or offensive work environment, or otherwise adversely affecting an individual's employment opportunities. OGE does not tolerate racial, sexual or any other form of harassment of members in the workplace.

Harassment may include, but is not limited to, the use of epithets or slurs, stereotyping, intimidating or offensive conduct and language (conversations), displaying or distributing offensive materials, and making offensive jokes and comments based on an individual's gender, race, color, religion, national origin, age, disability, or other conditions protected by law.

OGE does not tolerate harassment or discrimination and will take prompt corrective action if violations occur. Complaints will be kept confidential to the extent possible and retaliation is strictly prohibited. Members must report harassment or discrimination to either their supervisor, their Business Unit's Human Resources representative, or the Manager, Placement and EEO, at 405-553-3482.

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Sexual Harassment

OGE strives to provide every member a respectful work environment free from sexual harassment. Sexual harassment includes, but is not limited to, unwelcome sexual advances, requests for sexual favors, or other things of a sexually offensive nature such as posters, calendars, or other sexually suggestive written, recorded, or electronic messages, offensive comments, jokes, innuendoes, other sexually oriented statements, or all other similar verbal or physical conduct where:

- the conduct either implicitly or explicitly is a term or condition of employment, or
- is used as the basis for decisions affecting an individual's employment, or
- unreasonably interferes with an individual's work performance or creates an intimidating, hostile or offensive work environment.

OGE does not tolerate sexual harassment and will take prompt corrective action if violations occur. Complaints of sexual harassment will be kept as confidential as possible and retaliation is strictly prohibited. Members must report complaints of sexual harassment to either their supervisor, their Human Resources representative or the Manager, Placement and EEO, 405-553-3482.

Affiliate Standards and Transactions

Certain transactions between the regulated utility and its affiliates are subject to standards issued by federal agencies and/or the individual state commissions with jurisdiction over the regulated utility. The Federal Energy Regulatory Commission (FERC) has full jurisdiction over the interstate pipeline and has established standards applicable to affiliate transactions. In addition, federal and/or state laws or regulations may impose standards relating to the provision of gas transportation services by pipeline companies to their respective affiliates.

Members will comply with all statutes, regulatory rules and orders, and accounting standards applicable to transactions between affiliates ("affiliate standards"). Affiliate transactions involve the provision, sale, assignment, transfer or lease of goods, services or other assets between a regulated entity and its affiliates. The affiliate standards were issued to ensure that transactions between a regulated entity and its affiliates are appropriate. The intent of the affiliate standards is to protect against a regulated entity improperly discriminating in favor of its marketing affiliate(s). You should consult your supervisor, OGE's Ethics Officer, or company legal counsel for guidance on how the affiliate standards may apply to a particular situation.

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Confidential Information

It may be necessary for members to receive, or have access to, confidential information. Confidential information may not be disclosed to anyone except authorized members or agents, (e.g., contractors and/or consultants who have a legitimate "need to know" about the information in order to fulfill a valid business purpose of OGE) or as required by regulatory agencies or tribunals. Also, you can only use confidential information for OGE's benefit and not for your own advantage or the advantage of others.

Confidential information refers to any and all information and materials of a confidential or proprietary nature, including trade secrets, business plans and proposals, sales forecasts, sales and marketing strategies, client and customer lists and account or contract information, customer contract information, pricing and pricing strategies, construction plans, employee personnel records, vendor supplier data, new business leads and specific areas of research and business development.

These obligations and responsibilities continue in effect while you are an employee and after your employment ends for any reason. In addition, if you receive confidential information or trade secrets from a previous employer, you have an obligation to avoid disclosing it to OGE or other members. By using it or revealing such information, you place OGE and yourself at legal risk. This does not prohibit you from using general skills and knowledge acquired with previous employers in your job at OGE.

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Intellectual Property

Inventions and creative works that you develop in the course of your job, and in certain cases after you leave OGE, are the property of OGE. You are responsible for helping to ensure that OGE receives the maximum benefit from these innovations and developments. These responsibilities include advising OGE of any inventions or creative works you develop and assisting OGE in obtaining legal protection for them. For further guidance, you should discuss your situation with the Law Department.

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Competitive Intelligence

It is a legitimate business practice for OGE to be interested in information concerning competitors, including competitive prices. Where such information has been acquired in the proper manner, e.g., public sources such as advertisements or published articles, industry gatherings such as conferences and trade shows, and industry surveys by reputable consultants, it is proper to disseminate it within OGE for use in making business decisions.

However, members should not obtain proprietary competitive information through improper means. Examples include: 1) receiving information from a third party that was illegally or improperly acquired, 2) receiving confidential information of a company from present or former members who are not authorized to disclose it, 3) seeking the proprietary information of another company by misrepresentation, coercion or other improper means and 4) engaging in industrial espionage or theft of proprietary information.

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Copyright Protection

A copyright is a legal right that protects the copyright holder's creative work from unauthorized use, reproduction or copying. Examples of copyrighted material are software programs, professional publications, books, treatises and presentation materials. Members are prohibited from reproducing or copying copyrighted material without the copyright holder's prior authorization or permission. Possible violations include unauthorized photocopying and e-mail distribution, and copying and distributing copyright-protected files or programs from the Internet or other electronic database services without the owner's consent.

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Computer Software

OGE regularly licenses computer software from a variety of outside companies. OGE does not own this software or its related documentation and does not have the right to reproduce it unless authorized by the owner of the software.

Members are responsible for using licensed software strictly in accordance with the terms of the underlying license agreement. Members are prohibited from copying the software or documentation for personal or home use, or from using the software on more than one PC or local area network, unless expressly authorized by the terms of the underlying license agreement and by your supervisor.

You should review with your supervisor the rights available under the license agreement and how to obtain permission to make multiple copies of software for business use.

Publications

OGE has purchased the right to make copies of certain published materials for internal business purposes through agreements with the Copyright Clearance Center (CCC). For the list of publications covered by these agreements, you should contact the Manager Information Management (405-553-3996), the Department responsible for maintaining this list. Copying from other publications is strictly prohibited, except with the prior permission of the publisher. For further guidance in obtaining copy permission or for advice on the fair use of copyrighted materials, refer to the Law Department.

RELATIONSHIP WITH FEDERAL & STATE REGULATORY AUTHORITIES

FERC and other state and federal agencies have established rules and regulations which govern the way we do business in areas where OGE subsidiaries also do business. OGE complies with all such rules and regulations.

It is the policy of OGE to be honest and complete in reporting and responding to the various regulatory agencies that govern our business. Whenever a government agency submits a request for information, that request must first be sent to the Law Department.

It is in the best interest of OGE and its members that they exercise good judgment and exhibit the highest ethical behavior in any contact with commissioners or members of governmental authorities so that these individuals are not placed in a conflict of interest situation.

A number of federal, state and local laws govern the relationships of businesses with elected or appointed government officials. Giving gifts to officials, making political contributions and lobbying are all regulated.

Members are strictly prohibited from offering, promising or giving money, gifts, loans, rewards, favors or anything of value to any governmental official, employee, agent or other intermediary (either in or outside the United States), except where such action is authorized by state and federal guidelines.

When members are involved in a contested case before the federal or state commissions where OGE subsidiaries do business, they should not engage in any ex parte (private, off the record) conversation or communication concerning any substantive issue in the case, with any commissioner, or administrative law judge. If in doubt, discuss the matter with your supervisor or seek the advice of the Law Department.

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Relationship with Government Authorities

Agreements between OGE and a government agency may involve special contracting and accounting requirements. Detailed laws and procedures regulate every stage of government contract work from contract proposal and negotiations to the performance of the contract and charging for the work OGE has completed.

Gifts and invitations offered with an expectation to receive favorable treatment in the award or performance of a contract is a serious violation of government laws and regulations and can result in heavy fines and imprisonment. Members are not to accept from or to provide or offer gifts or invitations to government customers or officials when the actions may result in a conflict of interest (or in an appearance of a conflict of interest), such as an attempt to influence a contract award, or a violation of the government member's own rules.

Political Contributions and Activities

Except as authorized by state and federal guidelines, it is the policy of OGE to prohibit the use of OGE funds or assets, directly or indirectly to support political parties or political candidates.

Members are free to engage in political activities of their own choosing including making personal contributions in support of candidates or political organizations of their choice.

Members must keep their personal political activity separate from their employment since there are legal restrictions on corporate involvement in the election process. Accordingly, personal political activity, e.g., campaign work, speech making, fund raising, etc. must not be attributable to OGE. For example, the use of OGE stationery for personal political activity is prohibited.

OGE Energy Corp. has established a voluntary, non-partisan, non-profit political action committee (PAC) within the guidelines of federal and state tax and election regulations. The purpose of this committee is to provide our members with an opportunity to collectively support state and federal candidates who share OGE's perspective on critical issues affecting our industry. OGE will neither favor nor disadvantage an employee based upon whether the employee makes a contribution or the amount of such contribution.

Bribes and Kickbacks

The Foreign Corrupt Practices Act of 1977 prohibits members and agents from making payments or offers of payments of anything of value to foreign officials, political parties or candidates for foreign political office in order to secure, retain or direct business, or to influence a person working in an official capacity. Payments made indirectly through an intermediary under circumstances indicating that such payments would be passed along for prohibited purposes are also illegal. This law also contains significant internal accounting control and record keeping requirements that apply to our domestic operations. The law's intent, in requiring these records, is to ensure that a corporation maintains reasonable control over its assets and all transactions involving those assets.

It is unacceptable for any representative of OGE to make or receive bribes, kickbacks, or any other improper payment. These would generally be defined as payments or gifts made by a representative of OGE in order to obtain preferential consideration for OGE or any payment or gifts received by an OGE representative as a personal inducement to enter into a transaction on behalf of OGE.

Antitrust

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. The general purpose of the antitrust laws is to prohibit business conduct that weakens or destroys competition in the free marketplace. Generally stated, the antitrust laws prohibit agreements that unreasonably restrain trade or commerce. The phrase "unreasonably restrain trade or commerce" requires a careful analysis of the effect on competition of any given practice. Particular care must be taken so that these complex laws are not inadvertently violated. A brief description of some of the practices which are prohibited under the antitrust laws follows:

Refusals to Deal

Refusals to Deal involve an agreement (oral or written) between competitors not to buy from a supplier or vendor, or an agreement not to sell products or services to a particular customer. Special care must be exercised when you are engaged in industry trade organization activities. Members involved in a trade organization meeting could be in conflict with the antitrust laws if they engage in discussions that result in either formal or implicit consensus among a group of companies not to purchase some product or service from a particular vendor or to purchase a product or service only under certain terms and conditions. The key here is that decisions of this kind must be made by companies independently and not by group consensus.

Price Fixing

Without appropriate regulatory approval, any agreement, understanding or arrangement between competitors to raise, lower, fix or stabilize prices is illegal.

- Allocation of Customers or Territories

Under the antitrust laws, it is illegal to make agreements with competitors for the purpose of dividing up service territories in which sales are made or allocating customers, unless appropriate regulatory approval is obtained.

Tying Agreements

Certain arrangements by which a customer is required to purchase unwanted products or services in order to obtain a desired product or service are illegal under antitrust laws.

Members are cautioned to avoid any of these practices which could violate the antitrust laws. If you suspect that such a practice may be developing, you must discuss the matter with your supervisor who should refer the matter to the Law Department.

Insider Trading

The Securities Exchange Act of 1934 prohibits insider trading. Insider trading generally refers to the buying or selling of a security (of OGE or any other company) by a person who is in possession of material, non-public information relating to the security. In addition, insider trading applies to any company about which confidential information is acquired, e.g., members who receive confidential information from clients must also refrain from trading or tipping based on such information. Insider trading violations also include providing such information to others ("tipping") and securities trading by the person "tipped."

Material information is any positive or negative information that a reasonable investor would likely consider important in arriving at a decision to buy or sell securities. In short, any information that is likely to affect the market price of securities. Some examples of information that will frequently be regarded as material are: projection of future earnings or losses; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split; changes in management; impending financial liquidity problems; the gain or loss of a substantial customer; and news of regulatory or court actions.

Three basic rules to follow are: (1) do not buy or sell securities while in possession of material, non-public information; (2) do not pass such information on to others who may buy or sell securities and (3) if such information has been publicly disclosed, allow sufficient time for the information to be disseminated and absorbed by the marketplace before acting on it or passing that information on to others. If you have any questions or need additional information, contact the OGE Ethics Officer, or the Law Department.

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BUSINESS PRACTICES

Corporate Opportunities

Members and directors are prohibited from taking for themselves personally, opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain and no employee may compete with OGE directly or indirectly. Members and directors owe a duty to OGE to advance its legitimate interests when the opportunity to do so arises.

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Conflicts of Interest

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of OGE. A conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her OGE work objectively and effectively. Conflicts of interest may arise when an employee or director or members of his or her immediate family receives improper personal benefits as a result of his or her position in OGE. Loans to or guarantees of obligations of employees and members of their immediate family may create conflicts of interest. Your "immediate family" includes all of your relatives (not more remote than first cousin) and those of your spouse.

Members have the duty to avoid financial, business or other relationships that might cause a conflict of interest with the performance of their duties. You should conduct yourself in a manner that avoids even the appearance of conflict between personal interests and those of OGE. Potential conflicts can involve customers, suppliers, present or prospective employees, shareholders or members of the communities in which we live and work. Even if you are the most conscientious person, a conflicting interest may influence you and the mere existence of that interest may cause the propriety of your acts to be questioned.

The following standards provide guidance for avoiding actual or potential conflicts of interest:

Members shall not authorize business with any firm in which they, or a member of their immediate families, have a direct or indirect interest. Members must notify their supervisors if this situation arises.

Members shall maintain impartial relationships with actual and potential vendors and contractors. They shall avoid exerting, or appearing to exert, influence on behalf of those with whom OGE does business because of friendship or any other relationship.

When serving as a director or member of an outside organization or serving in public office members shall abstain from any discussion or voting affecting OGE and make it clear why they are abstaining.

Members shall not direct a customer to a particular vendor or contractor.

Members are required to inform their supervisors immediately before taking action if they have, or know of, a situation involving an actual or potential conflict of interest. If a conflict is found to exist, the matter will be discussed with the employee and the following options will be considered: (1) employee will be asked to end the activity that caused the conflict, (2) realignment of job responsibilities or assignment, or (3) if (1) & (2) are not possible, employment will be terminated.

Gifts and Invitations

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. As a general rule, you should avoid accepting a gift or invitation that could place you in a position of being obligated to a person or company with whom OGE does business.

Deciding whether to offer, accept or decline gifts and invitations requires sound judgment. If a gift might influence your professional judgment, you should not accept it. Gifts could include awards, pleasure trips, services, payments, refunds, rebates, special discounts, excessive entertainment or privileges, and loans that are not from lending institutions at prevailing interest rates.

You may offer or accept gifts, entertainment, meals or social invitations that are part of generally accepted business practices. Under certain circumstances, OGE may require the reporting of gifts over a specified value.

If there is any doubt about whether a particular gift or invitation can be offered or accepted, the matter should be discussed with your supervisor or OGE's Ethics Officer.

SALES PRACTICES

OGE will compete in the marketplace based on the merits of its products and services. Legal and ethical considerations dictate that marketing activities be conducted fairly and honestly. Marketing and selling activities should be predicated upon the superiority of the products and services that OGE has to offer. In making comparisons to competitors, care must be taken to avoid disparaging a competitor through inaccurate statements. In addition, our credibility with our customers depends on our ability to fulfill our commitments. We must not make promises unless we are reasonably confident that we will be able to keep them. All sales and promotional efforts must be free from intentional misrepresentation. If unforeseen circumstances make it impossible to meet a commitment, we will let our customer know as soon as possible.

Protecting OGE Assets

Members are responsible for the proper safeguarding and authorized use of any OGE asset in carrying out their job duties and assignments. OGE assets include physical assets such as buildings, vehicles, office equipment, telephones, tools, material, supplies, computers and similar assets, as well as intangible assets such as computer software and databases, proprietary information and intellectual property, such as patents, copyrights and trademarks and trade secrets. It also includes the assets of others for which OGE is responsible, such as equipment, proprietary information and reports, or computer programs that are leased or loaned to OGE.

Computer hardware software and data stored electronically must be adequately safeguarded against damage, loss, alteration, theft or unauthorized access. Each of us is responsible for the protection and confidentiality of our computer passwords and other personal system and network access information. Members should not divulge their passwords to anyone.

Electronic and telephone communication systems are provided to members to enhance their ability to perform their jobs. These systems include but are not limited to e-mail, voice mail, personal pagers, telephones, facsimiles (FAX), world wide web (WWW), and desk top Internet access.

Communications made through use of OGE equipment and applications are not members' personal property and are not private. By making use of OGE computer and communication assets, members are consenting to have that use monitored by authorized OGE representatives at their discretion. In addition, all messages must be appropriate for a business environment and should comply with OGE's Code of Ethics and/or policies and procedures, as well as with applicable laws and regulations of federal and state authorities having jurisdiction over the transmissions.

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Outside Employment

Members should avoid engaging in any outside employment that has any of the following consequences: 1) produces adverse public and/or business relations, 2) impairs the employee's ability to perform his or her job duties satisfactorily, 3) places the employee in competition with OGE, 4) constitutes employment by a competitor or 5) jeopardizes arms-length relationships with suppliers or customers.

Accuracy of OGE Records

Accurate and complete records are critical in meeting OGE's financial, legal and management obligations, as well as fulfilling our obligations to customers, suppliers, shareowners, members, governmental agencies and others. It is extremely important that OGE's accounting, financial, and other systems provide accurate and timely reporting of transactions involving OGE assets. No false, misleading or artificial entries may be made on books and records - no funds or assets shall be maintained by OGE for any illegal or improper purpose.

OGE records include such routine documents as employee and payroll records, time sheets, expense records, test reports, bills, vouchers, measurement performance and production records. Members who prepare any information must be diligent in assuring its accuracy.

The integrity of OGE's financial reporting process is vital. Reliance on our financial information by shareholders, regulators, lending institutions and others requires a commitment from each employee to comply with OGE standards of financial reporting. Each employee records or reports information in the course of their work. For example, you complete expense reports, time sheets, medical claim forms, reports to regulatory agencies, reports of customer contacts and personnel reviews.

All business and financial transactions must be reported in accordance with generally accepted accounting principles and with OGE's internal control procedures. No member should rationalize or even consider misrepresenting facts or falsifying records. It will not be tolerated and will result in disciplinary action.

OGE's records management program involves keeping and protecting confidential and vital information to provide us with the ability to respond to internal and external inquiries in a timely manner. It is important to remember that effective records management means retaining only information that is required and disposing of records and copies that no longer meet any compliance or business requirements, including drafts of documents that have become finalized. Each of us needs to make sure that the records for which we have responsibility are kept in compliance with OGE's records management program.

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ADDITIONAL INFORMATION

This Code of Ethics is not intended to be an all inclusive list of acceptable business conduct or correct procedures to be followed but it is intended to provide general rules for OGE's members and agents. OGE considers any violation of the Code of Ethics to be a serious offense that may result in disciplinary action up to and including discharge from OGE. Any individual who has knowledge of any violations of this Code of Ethics must report such violation to their supervisor, any officer, or the OGE Ethics Officer.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: OGE Energy, Inc.
Incoming letter dated January 8, 2004

The proposal requests that OGE amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and take steps to substantially implement that policy.

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor